Dreyfus
A Bonds Plus, Inc.

SEMIANNUAL REPORT September 30, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Understanding Your Fund's Expenses

6   Comparing Your Fund's Expenses
      With Those of Other Funds

7   Statement of Investments

27   Statement of Financial Futures

27   Statement of Options Written

28   Statement of Assets and Liabilities

29   Statement of Operations

30   Statement of Changes in Net Assets

31   Financial Highlights

32   Notes to Financial Statements

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus A Bonds Plus, Inc., covering the six-month period from April 1, 2007, through September 30, 2007.

After an extended period of relative stability, fixed-income markets encountered heightened volatility toward the end of the reporting period, as the credit cycle appeared to shift to a new phase. Turmoil in the U.S. sub-prime mortgage sector that began just weeks before the start of the reporting period spread to other areas of the economy over the summer, causing investors to reassess their attitudes toward risk. The ensuing "flight to quality" generally benefited U.S. Treasury securities, but prices of more credit-sensitive bonds fell sharply. In an effort to promote market liquidity, the Federal Reserve Board cut the discount rate—the lending rate that banks pay to borrow from the Federal Reserve— by 50 basis points in August, and then at its September 18 meeting, the Fed further cut the discount rate by another 50 basis points. What's more, to help prevent any potential rippling effect these credit concerns might have on other areas of the economy, the Fed also lowered the federal funds rate by 50 basis points to 4.75%.

This change in monetary policy, the first in over two years, has ended months of investor speculation as to whether or not, and by how much, the Fed would lower interest rates. The real challenge facing investors, however, will be whether credit concerns, the U.S. housing slump, and inflationary factors continue to have a significant or prolonged impact on the U.S economy as well as the bond markets for the remainder of 2007. In our view, we believe that both the U.S. economy and the bond markets are still quite resilient and the Fed's recent actions are likely to continue to produce opportunities for some market sectors and additional challenges for others. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right adjustments for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of April 1, 2007, through September 30, 2007, as provided by Catherine Powers, Portfolio Manager

Fund and Market Performance Overview

The U.S. bond market encountered heightened turbulence during the reporting period when a liquidity and credit crisis originating in the sub-prime mortgage sector spread to other areas of the financial markets, sparking a "flight to quality" among fixed-income investors. The fund's return was lower than that of its benchmark, primarily due to its underweight exposure to U.S. Treasury securities and lagging relative performance among its holdings of corporate bonds, asset-backed securities and commercial mortgages.

For the six-month period ended September 30, 2007, Dreyfus A Bonds Plus achieved a total return of 0.28% and produced aggregate income dividends of $0.33 per share.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 2.31% for the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. The fund invests at least 80% of its assets in bonds that, when purchased, are rated single-A or better, or if unrated, deemed to be of comparable quality by Dreyfus.

When selecting securities for the fund, we first examine U.S. and global economic conditions and other market factors in an effort to determine what we believe is the likely direction of long- and short-term interest rates. Using a research-driven investment process, we then attempt to identify potentially profitable sectors before they are widely perceived by the market. Finally, we look for underpriced or mispriced securities within those sectors that, in our opinion, appear likely to perform well over time.

Sub-Prime Contagion Undermined "Spread Sector" Results

The fund and market fared relatively well early in the reporting period, but investor sentiment deteriorated rapidly in mid-June. Credit concerns spread from sub-prime mortgages to other areas of the fixed-income markets. Sharp declines in many of the more credit-sensitive market sectors were exacerbated by escalating hedge fund losses and credit-rating downgrades for numerous sub-prime mortgage bonds. Conditions worsened when sub-prime related losses surfaced at European banks and turmoil spread to global markets.

Widening yield differences between Treasury bills and the London Interbank Offered Rate (LIBOR) provided clear evidence of market stress as banks became less willing to lend to each other. The liquidity crunch peaked in August with the "freezing" of the asset-backed commercial paper market. The European Central Bank and the Federal Reserve Board (the "Fed") intervened in August to promote greater market liquidity, but heightened credit concerns caused a massive flight to relatively safe havens, such as U.S. Treasury securities, causing yields of two-year Treasury notes to fall sharply.

At its September meeting, the Fed took action again, cutting short-term interest rates by 50 basis points. While the Fed's response to the crisis helped to restore a degree of investor confidence and some market sectors rebounded, risk premiums for lower-rated bonds remained generally elevated at the end of the reporting period.

Corporate Bonds, Asset-Backed Securities and Commercial Mortgages Detracted from Relative Performance

As the credit and liquidity crisis unfolded, the fund's overweight positions in shorter-duration corporate bonds, asset-backed securities and commercial mortgages proved to be a drag on its performance compared to the benchmark. We had adopted a relatively defensive investment posture with regard to investment-grade corporate bonds, which was designed to help avoid the risks associated with leveraged buyouts (or "LBOs"). This positioning included an emphasis on bonds from financial services companies that tend to be less vulnerable to such risks. However, our emphasis on banks and brokerage firms detracted from the fund's relative performance during the credit crisis. The fund's modest position in high yield bonds also lagged the averages. Finally, while the fund's holdings of asset-backed securities were composed primarily of AAA-rated bonds backed by fixed-rate mortgages, underperformance among these holdings still had a materially negative impact on the fund's return.

Finding New Opportunities in a Changing Market

The Fed's prompt intervention was an important stabilizing influence on fixed-income markets in August and September. However, uncertainty has persisted with regard to the future impact of elevated energy prices and the housing recession on consumer spending and economic growth. While some investors felt that the likelihood of further rate cuts after the Fed's September meeting was tempered by stubborn inflationary pressures, a low unemployment rate and a weak U.S. dollar, the Fed nevertheless cut the overnight rate once again after the reporting period at its October 31 meeting. Another important factor which clouds the bond market's horizon is the billions of dollars in adjustable-rate mortgages which are scheduled to reset at higher rates over the next year.

On the brighter side, recent price dislocations have created new opportunities to purchase high-quality corporate securities and short-duration assets at relatively attractive valuations. We have maintained modest exposure to high yield bonds as yield spreads may widen due, in part, to a potential supply overhang from upcoming LBO financings. Given the Fed's accommodative stance, we have positioned the fund for a steeper yield curve. In our view, these are prudent strategies in today's uncertain market environment.

November 1, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until June 30, 2007, at which time it was terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus A Bonds Plus, Inc. from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2007

Expenses paid per $1,000†	$ 4.61
Ending value (after expenses)	$1,002.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

Expenses paid per $1,000†	$ 4.65
Ending value (after expenses)	$1,020.40

† Expenses are equal to the fund's annualized expense ratio of .92%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).

6

STATEMENT OF INVESTMENTS

September 30, 2007 (Unaudited)

Bonds and Notes–135.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.1%				
Raytheon, Sr. Notes	5.50	11/15/12	375,000	**379,610**
Agricultural–.6%				
Philip Morris, Debs.	7.75	1/15/27	1,475,000	**1,817,085**
Asset-Backed Ctfs./ Auto Receivables–2.2%				
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/2016	540,000 a	530,129
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. A4	3.72	10/15/09	1,135,000	1,126,090
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,134,523
Ford Credit Auto Owner Trust, Ser 2005-C, Cl. C	4.72	2/15/11	365,000	361,852
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	340,000	335,620
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 a	288,372
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	465,000	464,978
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	945,000	915,563
WFS Financial Owner Trust, Ser. 2005-3, Cl. B	4.50	5/17/13	390,000	386,764
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	571,205
				6,115,096
Asset-Backed Ctfs./Credit Cards–3.6%				
American Express Credit Account Master Trust, Ser. 2007-6, Cl. C	6.14	1/15/13	2,100,000 a,b	2,025,702
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	6.04	6/15/14	2,875,000 b	2,733,047
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	6.04	1/9/12	4,530,000 b	4,415,265
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	960,000 b	957,200
				10,131,214

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans−5.6%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.19	4/25/36	231,064 [b]	230,706
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000 [b]	900,844
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	5.17	5/25/36	239,941 [b]	239,066
Centex Home Equity, Ser. 2006-A, Cl. AV1	5.18	6/25/36	112,734 [b]	112,595
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 [b]	1,586,741
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	760,948 [b]	757,358
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	1,590,581 [b]	1,583,983
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,631,721 [b]	1,624,920
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000 [b]	86,768
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	525,000 [b]	330,519
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.24	12/25/25	1,119,527 [b]	784,162
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	164,024 [b]	163,381
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	119,006 [b]	118,564
First NLC Trust, Ser. 2005-3, Cl. AV2	5.36	12/25/35	312,260 [b]	311,470
GSAA Trust, Ser. 2006-7, Cl. AV1	5.21	3/25/46	589,418 [b]	588,677
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.22	5/25/36	289,900 [b]	276,853
J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.17	5/25/36	183,691 [b]	183,158
J.P. Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	5.42	4/1/37	1,264,019 [b]	1,254,726

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.17	4/25/36	183,783 [b]	183,211
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	485,000 [b]	491,354
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.20	3/25/36	430,032 [b]	428,295
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	787,764 [b]	779,583
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	243,865 [b]	242,693
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	480,115 [b]	478,518
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.17	6/25/36	292,586 [b]	291,529
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	236,676 [b]	175,421
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	240,000 [b]	237,842
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	317,185 [b]	312,185
Sovereign Commercial Mortgage Securities, Ser. 2007-C1, Cl. D	5.83	7/22/30	420,000 [a,b]	363,699
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.19	2/25/37	657,166 [b]	653,185
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.16	5/25/36	165,222 [b]	165,036
				15,937,042
Asset-Backed Ctfs./				
Manufactured Housing—.3%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	444,191	460,874
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	379,875	378,996
				839,870

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Automobile Manufacturers−.1%					
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	295,000		**291,835**
Banks−8.7%					
Barclays Bank, Sub. Notes	5.93	9/29/49	265,000	a,b,c	251,856
Barclays Bank, Jr. Sub. Bonds	7.43	12/15/49	120,000	a,b	127,751
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	480,000		469,200
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	385,000	a,b	355,903
Colonial Bank, Sub. Notes	6.38	12/1/15	750,000		742,067
Colonial Bank, Sub. Notes	8.00	3/15/09	250,000		259,887
Glitnir Banki, Sub. Notes	6.69	6/15/16	450,000	a,b	460,277
ICICI Bank, Bonds	5.90	1/12/10	400,000	a,b	396,755
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	245,000		248,066
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	475,000	b	456,210
Marshall and Ilsley Bank, Sub. Notes, Ser. BN	5.85	12/4/12	2,610,000	b	2,615,677
Marshall and Ilsley, Sr. Unscd. Notes	5.63	8/17/09	1,395,000		1,402,384
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	1,000,000		1,040,740
Northern Rock, Sub. Notes	5.60	4/29/49	975,000	a,b	683,362
Regions Financial, Sr. Notes	5.44	8/8/08	1,450,000	b	1,446,646
Resona Bank, Notes	5.85	9/29/49	385,000	a,b	362,683
Royal Bank of Scotland, Bonds	6.99	10/29/49	1,045,000	a,b,d	1,064,406

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	795,000 a,b	738,347
Societe Generale, Sub. Notes	5.92	4/29/49	330,000 a,b	313,164
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	925,000 b	904,312
Sovereign Bancorp, Sr. Unscd. Notes	5.44	3/23/10	585,000 b	585,322
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	705,000 b,c	692,399
USB Capital IX, Gtd. Notes	6.19	4/15/49	1,415,000 b	1,417,048
Wachovia Bank, Sub. Notes	5.00	8/15/15	850,000	802,992
Wachovia, Sub. Notes	6.38	1/15/09	915,000	929,997
Washington Mutual, Notes	5.66	1/15/10	810,000 b	785,965
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	540,000	559,067
Wells Fargo Bank N.A., Sub. Notes	7.55	6/21/10	2,855,000	3,030,834
Zions Bancorporation, Sr. Unscd. Notes	5.48	4/15/08	620,000 b	620,498
Zions Bancorporation, Sub. Notes	6.00	9/15/15	825,000	829,936
				24,593,751
Building & Construction—.2%				
Masco, Sr. Unscd. Notes	6.00	3/12/10	410,000 b	404,825
Owens Corning, Gtd. Notes	6.50	12/1/16	210,000	203,167
				607,992
Chemicals—.7%				
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	206,000	213,725

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Chemicals (continued)					
ICI Wilmington, Gtd. Notes	4.38	12/1/08	725,000		721,638
Lubrizol, Sr. Notes	4.63	10/1/09	815,000		808,723
Rohm and Haas Holdings, Unsub. Notes	5.60	3/15/13	220,000		219,599
					1,963,685
Commercial & Professional Services–.4%					
ERAC USA Finance, Bonds	5.60	5/1/15	550,000	a	532,711
ERAC USA Finance, Notes	5.61	4/30/09	200,000	a,b	198,793
ERAC USA Finance, Notes	7.95	12/15/09	360,000	a	380,885
					1,112,389
Commercial Mortgage Pass-Through Ctfs.–9.2%					
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	1,424,590		1,418,000
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	300,000		299,925
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.40	4/25/36	397,251	a,b	391,209
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.49	4/25/34	303,277	a,b	302,437
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.71	12/25/33	303,081	a,b	298,417
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	6.60	7/25/36	673,353	a,b	672,791
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.13	11/25/35	190,878	a,b	193,171
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.63	1/25/36	186,517	a,b	170,644
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	350,000		350,913
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	775,000		774,525

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	715,000 [b]	725,088
Capco America Securitization, Ser. 1998-D7, Cl. A1B	6.26	10/15/30	651,281	656,129
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	580,000	584,474
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.94	5/15/23	725,000 [a,b]	722,574
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	275,000 [a]	272,665
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	730,000 [a]	724,781
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 [a]	437,115
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	550,000 [a]	539,946
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 [a]	576,027
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	320,000 [a]	315,008
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B	6.05	3/6/20	1,630,000 [a,b]	1,618,992
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	6.24	3/6/20	610,000 [a,b]	600,230
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.85	3/6/20	350,000 [a,b]	335,586
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	1,450,000	1,436,024
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	540,000	526,255

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,253,845
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	6.07	4/15/45	710,000 b	726,841
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	885,000	883,344
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	300,000 b	301,987
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	999,951
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	1,540,000	1,522,603
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,570,310
Morgan Stanley Capital I, Ser. 2007-T27, Cl. A2	5.80	6/11/42	570,000 b	579,291
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	404,440	406,155
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	235,000 a	230,136
TIAA Real Estate, Ser. 2007-C4, Cl. A3	6.10	8/15/39	495,000 b	505,468
Washington Mutual Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A	3.83	1/25/35	2,232,099 a	2,186,538
				26,109,395
Diversified Financial Services–7.9%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	396,000 b	406,414
Amvescap, Gtd. Notes	5.38	2/27/13	380,000	376,124
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	785,000	776,878
Boeing Capital, Sr. Notes	7.38	9/27/10	890,000	950,573
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	860,000 a	783,989

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services (continued)					
Countrywide Financial, Gtd. Notes	5.80	6/7/12	540,000		506,639
Countrywide Home Loans, Gtd. Notes	3.25	5/21/08	375,000		361,461
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	670,000	b	634,880
Credit Suisse USA, Sr. Unsub. Notes	5.50	8/16/11	1,215,000	c	1,228,406
Ford Motor Credit, Unscd. Notes	7.38	10/28/09	1,445,000		1,417,570
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	750,000	a,b	769,875
Glencore Funding, Gtd. Notes	6.00	4/15/14	440,000	a	433,957
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	495,000	b	468,861
Goldman Sachs Group, Sub. Notes	5.63	1/15/17	330,000		320,752
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	400,000	b	380,272
HSBC Finance, Notes	5.50	1/19/16	800,000		778,114
Janus Capital Group, Notes	6.25	6/15/12	545,000		553,069
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	1,195,000		1,073,661
John Deere Capital, Notes	5.66	9/1/09	555,000	b,c	556,081
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,460,000		1,426,092
Kaupthing Bank, Sub. Notes	7.13	5/19/16	350,000	a	353,794
Lehman Brothers Holdings, Sr. Notes	6.00	7/19/12	315,000	c	320,213
MBNA, Notes	6.13	3/1/13	1,345,000		1,387,140
Merrill Lynch, Sub. Notes	5.70	5/2/17	1,025,000		998,350

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,919,000	1,805,025
Morgan Stanley, Sr. Unscd. Notes	5.75	8/31/12	950,000	952,613
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	7/29/49	590,000 b	561,685
Nuveen Investments, Sr. Unscd. Notes	5.00	9/15/10	93,000	87,920
SLM, Unscd. Notes, Ser. A	4.50	7/26/10	750,000	702,550
SMFG Preferred Capital, Sub. Bonds	6.08	1/29/49	835,000 a,b	776,291
Windsor Financing, Gtd. Notes	5.88	7/15/17	181,952 a	185,304
				22,334,553
Diversified Metals & Mining–.1%				
Wellpoint, Sr. Unsub. Notes	5.88	6/15/17	390,000	**387,964**
Electric Utilities–2.9%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	825,000	804,139
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D	5.30	12/1/16	675,000	655,695
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	1,160,000	1,144,654
Enel Finance Internation, Gtd. Notes	5.70	1/15/13	275,000 a	277,444
FPL Group Capital, Gtd. Debs.	5.63	9/1/11	1,570,000	1,591,487
Gulf Power, Sr. Unsub. Notes, Ser. M	5.30	12/1/16	800,000	777,120
National Grid, Sr. Unscd. Notes	6.30	8/1/16	1,000,000	1,013,118
NiSource Finance, Gtd. Notes	5.25	9/15/17	650,000	604,417
NiSource Finance, Gtd. Notes	6.06	11/23/09	385,000 b	382,117

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Ohio Power, Unscd. Notes	5.54	4/5/10	615,000 [b]	608,920
Southern, Sr. Unsub. Notes, Ser. A	5.30	1/15/12	475,000	475,104
				8,334,215
Environmental Control−.5%				
Allied Waste North America, Scd. Notes, Ser. B	5.75	2/15/11	300,000	296,250
Allied Waste North America, Scd. Notes	6.38	4/15/11	240,000	241,800
Republic Services, Sr. Notes	6.75	8/15/11	610,000	638,634
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	355,000	367,413
				1,544,097
Food & Beverages−.4%				
H.J. Heinz, Notes	6.43	12/1/20	425,000 [a]	431,843
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	150,000	154,592
Tyson Foods, Sr. Unscd. Notes	6.85	4/1/16	520,000 [b,c]	538,469
				1,124,904
Foreign/Governmental−2.2%				
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes	5.84	6/16/08	1,185,000 [b]	1,179,668
Export-Import Bank of Korea, Sr. Notes	4.50	8/12/09	1,075,000	1,063,920
Federal Republic of Brazil, Unscd. Bonds BRL	12.50	1/5/16	1,750,000 [c,e]	1,114,157
Republic of Argentina, Bonds	5.39	8/3/12	2,065,000 [b]	1,173,436
Republic of Argentina, Bonds, Ser. VII	7.00	9/12/13	720,000	630,000
Russian Federation, Unsub. Bonds	8.25	3/31/10	973,360 [a]	1,015,312
				6,176,493

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care−.9%				
American Home Products, Unscd. Notes	6.95	3/15/11	580,000 b	608,334
Community Health Systems, Sr. Notes	8.88	7/15/15	310,000 a	320,075
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	400,000	387,503
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	275,000	290,109
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	565,000	538,572
UnitedHealth Group, Sr. Unscd. Notes	5.38	3/15/16	385,000	375,305
				2,519,898
Lodging & Entertainment−.1%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	350,000 c	**366,625**
Machinery−.2%				
Atlas Copco, Bonds	5.60	5/22/17	290,000 a	286,709
Case New Holland, Gtd. Notes	7.13	3/1/14	320,000	329,600
				616,309
Media−1.3%				
AOL Time Warner, Gtd. Notes	6.75	4/15/11	900,000	936,184
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	900,000	921,275
Comcast, Gtd. Notes	5.50	3/15/11	990,000	992,676
News America Holdings, Gtd. Debs.	7.70	10/30/25	775,000	854,550
				3,704,685
Oil & Gas−1.1%				
Amerada Hess, Unscd. Notes	6.65	8/15/11	810,000	847,527
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	155,000	159,650

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Enterprise Products Operating, Gtd. Notes, Ser. B	5.60	10/15/14	1,395,000	1,368,415
Gazprom, Sr. Unscd. Notes	6.51	3/7/22	715,000 a	709,566
				3,085,158
Packaging & Containers—.3%				
Ball, Gtd. Notes	6.88	12/15/12	205,000	208,587
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	575,000	592,969
				801,556
Paper & Forest Products—.2%				
Temple-Inland, Gtd. Notes	6.88	1/15/18	700,000 b	**683,283**
Property & Casualty Insurance—2.5%				
Allstate, Jr. Sub. Debs.	6.50	5/15/57	270,000 b,c	260,939
American International Group, Sr. Notes	5.05	10/1/15	470,000	449,283
Chubb, Sr. Unscd. Notes	5.47	8/16/08	1,600,000	1,598,737
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	730,000	731,853
Lincoln National, Sr. Unscd. Notes	5.78	3/12/10	720,000 b	722,030
Metlife, Sr. Notes	5.50	6/15/14	2,195,000	2,206,805
Nippon Life Insurance, Notes	4.88	8/9/10	850,000 a	842,891
Phoenix Cos., Sr. Unscd. Notes	6.68	2/16/08	355,000	355,708
				7,168,246
Real Estate Investment Trusts—5.5%				
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	900,000	865,986
Arden Realty, Notes	5.25	3/1/15	675,000	666,324

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	370,000	385,012
Boston Properties, Sr. Notes	5.00	6/1/15	810,000	755,963
Commercial Net Lease Realty, Sr. Unscd. Notes	6.15	12/15/15	375,000	361,695
Duke Realty, Notes	3.50	11/1/07	890,000	889,116
Duke Realty, Sr. Notes	5.88	8/15/12	2,210,000	2,217,456
ERP Operating, Notes	5.13	3/15/16	615,000 c	570,923
ERP Operating, Notes	5.25	9/15/14	150,000	143,306
ERP Operating, Unscd. Notes	5.38	8/1/16	255,000	239,235
ERP Operating, Unscd. Notes	5.50	10/1/12	340,000	334,642
Federal Realty Investment Trust, Sr. Unscd. Notes	5.65	6/1/16	550,000	531,264
Federal Realty Investment Trust, Notes	6.00	7/15/12	155,000	157,070
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	875,000	841,071
HRPT Properties Trust, Sr. Unscd. Notes	6.29	3/16/11	412,000 b	412,616
Istar Financial, Sr. Unscd. Notes	6.07	3/9/10	1,100,000 b	1,026,213
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	320,000	300,005
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	400,000	397,578
Mack-Cali Realty, Notes	5.25	1/15/12	675,000	665,701
Mack-Cali Realty, Bonds	5.80	1/15/16	690,000	666,413

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Regency Centers, Gtd. Notes	5.25	8/1/15	220,000	208,417
Regency Centers, Sr. Unscd. Notes	5.88	6/15/17	185,000	178,860
Simon Property Group, Unsub. Notes	5.00	3/1/12	1,000,000	971,279
Simon Property Group, Unscd. Notes	5.75	5/1/12	200,000	199,950
Socgen Real Estate, Bonds	7.64	12/29/49	1,590,000 a,b	1,590,000
				15,576,095
Residential Mortgage Pass-Through Ctfs.–4.7%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	6.83	4/25/36	187,960 a,b	173,149
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	303,929 b	304,765
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	138,517 b	138,215
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 b	1,639,940
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	45,828 b	45,735
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,912,021 b	1,913,707
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	3,705,877	3,756,090
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.48	5/25/36	474,356 b	467,081
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.05	6/25/36	119,759 b	94,797
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	1,268,736 b	1,276,346
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000 b	749,269

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000 [b]	759,829
Residential Funding Mortgage Securities I, Ser. 2004-S3, Cl. M1	4.75	3/25/19	1,126,404	1,069,041
Washington Mutual Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	1,025,000 [b]	1,014,472
				13,402,436
Retail—.5%				
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	255,000	258,533
CVS Caremark, Sr. Unscd. Notes	5.92	6/1/10	370,000 [b]	369,002
Delhaize Group, Sr. Unscd. Notes	6.50	6/15/17	190,000 [a]	191,963
Federated Retail Holding, Gtd. Bonds	5.35	3/15/12	155,000	152,144
Federated Retail Holding, Gtd. Notes	5.90	12/1/16	265,000	254,037
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	165,000	166,796
				1,392,475
State/Territory Gen Oblg—2.0%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	595,000	554,415
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	2,410,000	2,381,514
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.54	6/1/34	600,000 [b]	571,926
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	2,250,000	2,143,238
				5,651,093

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Steel−.1%				
US Steel, Sr. Unsub. Notes	5.65	6/1/13	320,000	**314,225**
Telecommunications−1.4%				
AT & T Wireless, Sr. Unsub. Notes	8.75	3/1/31	440,000	558,635
AT & T, Sr. Notes	5.65	5/15/08	450,000 b	450,076
AT & T, Sr. Unscd. Notes	7.30	11/15/11	740,000 b	795,676
KPN, Sr. Unsub. Bonds	8.38	10/1/30	330,000	380,952
Nextel Communications, Gtd. Notes, Ser. F	5.95	3/15/14	500,000	477,981
Qwest, Notes	8.88	3/15/12	50,000 b	54,813
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	625,000	636,402
Time Warner Cable, Sr. Unscd. Notes	5.85	5/1/17	335,000 a	326,277
Verizon Global Funding, Notes	7.75	6/15/32	245,000	283,613
				3,964,425
Textiles & Apparel−.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	700,000	**706,865**
U.S. Government Agencies−5.0%				
Federal Home Loan Mortgage Corp., Notes	5.13	8/23/10	13,515,000	13,775,853
Small Business Administration Participation Ctfs., Gov't Gtd. Ctfs., Ser. 97-J	6.55	10/1/17	509,198	523,708
				14,299,561
U.S. Government Agencies/ Mortgage-Backed−35.5%				
Federal Home Loan Mortgage Corp.:				
3.50%			261,236	250,920
5.00%			1,670,000 f	1,636,333

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
5.50%	17,440,000 f	17,072,016
Multiclass Mortgage Participation Ctfs., Ser. 51, Cl. E, 10.00%, 7/15/20	296,225	295,950
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32	2,163,703	2,027,188
Multiclass Mortgage Participation Ctfs. (Interest Only) Ser. 2750, Cl. IK, 5.00%, 5/15/26	4,617,400 g	515,309
Federal National Mortgage Association:		
5.00%	25,365,000 f	24,365,364
6.00%	29,955,000 f	30,063,118
4.00%, 5/1/10	1,377,551	1,345,964
5.50%, 9/1/34	622,282	610,863
6.00%, 1/1/19–4/1/33	1,549,871	1,568,471
8.00%, 12/1/25	36,962	39,057
Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34	2,049,436	2,055,892
Pass-Through Ctfs., Ser. 1988-16, Cl. B, 9.50%, 6/25/18	154,918	170,047
Government National Mortgage Association I:		
5.50%, 4/15/33	4,510,118	4,454,192
7.00%, 6/15/08	432	432
9.50%, 11/15/17	308,407	329,992
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	2,361,724	2,288,464
Ser. 2007-46, Cl. A, 3.14%, 11/16/29	639,976	624,664
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,348,502	1,315,022
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	860,288	841,757
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	166,371	163,829
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	877,752	855,260
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	1,572,440	1,541,607
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,675,856	1,647,991
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,147,425	1,128,723
Ser. 2006-55, Cl. A, 4.25%, 7/16/29	1,426,569	1,401,015
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,168,779	1,154,111
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	994,099	982,079
		100,745,630

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities−28.6%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	8,832,000 c	8,375,916
5.00%, 5/15/37	12,913,000	13,249,952
U.S. Treasury Notes:		
4.13%, 8/31/12	7,730,000	7,701,020
4.38%, 12/31/07	8,160,000 h	8,169,564
4.50%, 5/15/10	730,000 c	739,410
4.50%, 9/30/11	4,580,000 c	4,642,618
4.63%, 12/31/11	6,410,000 c	6,524,181
4.63%, 11/15/16	7,045,000 c	7,081,881
4.75%, 8/15/17	16,064,000	16,284,896
5.13%, 6/30/08	8,442,000 c	8,504,657
		81,274,095
Total Bonds and Notes		
(cost $389,846,619)		**386,073,850**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	15,500,000	21,463
Dow Jones CDX.DB		
December 2007 @ .45	5,600,000	5,320
U.S. Treasury 5 Year Note		
October 2007 @ 107	7,900,000	43,204
Total Options		
(cost $83,839)		**69,987**

Short-Term Investments−.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.13%, 12/6/07		
(cost $352,312)	355,000 h	**352,611**

Other Investment—2.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,178,000)	6,178,000 [i]	**6,178,000**
Investment of Cash Collateral for Securities Loaned—12.3%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $34,927,608)	34,927,608 [i]	**34,927,608**
Total Investments (cost $431,388,378)	**150.4%**	**427,602,056**
Liabilities, Less Cash and Receivables	**(50.4%)**	**(143,311,397)**
Net Assets	**100.0%**	**284,290,659**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $29,131,501 or 10.2% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $39,778,857 and the total market value of the collateral held by the fund is $40,776,438, consisting of cash collateral of $34,927,608 and U.S. Government and agency securities valued at $5,848,830.*

[d] *Purchased on a delayed delivery basis.*

[e] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL—Brazilian Real

[f] *Purchased on a forward commitment basis.*

[g] *Notional face amount shown.*

[h] *All or partially held by a broker as collateral for open financial futures positions.*

[i] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	69.1	Foreign/Governmental	2.2
Corporate Bonds	36.9	State/Government	
Asset/Mortgage-Backed	25.6	General Obligations	2.0
Short-Term/Money		Options	.0
Market Investments	14.6		**150.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

September 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	84	8,990,625	December 2007	64,719
Financial Futures Short				
U.S. Treasury 2 Year Notes	89	(18,427,172)	December 2007	(37,547)
U.S. Treasury 10 Year Notes	236	(25,790,375)	December 2007	57,156
U.S. Treasury 30 Year Bonds	135	(15,031,406)	December 2007	97,031
				181,359

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

September 30, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
Dow Jones CDX.DB December 2007 @.39	11,200,000	(5,320)
U.S. Treasury 5 Year Note October 2007 @ 108	7,900,000	(16,047)
Put Options:		
U.S. Treasury 5 Year Notes October 2007 @ 106	7,900,000	(13,579)
(Premiums received $59,234)		**(34,946)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $39,778,857)–Note 1(c):		
Unaffiliated issuers	390,282,770	386,496,448
Affiliated issuers	41,105,608	41,105,608
Cash		41,312
Cash denominated in foreign currencies	20,760	21,977
Receivable for open mortgage backed dollar rolls		43,370,071
Receivable for investment securities sold		596,550
Interest receivable		3,620,625
Swaps premiums paid		248,776
Receivable for shares of Common Stock subscribed		57,175
Receivable for futures variation margin–Note 4		27,359
Receivable from broker for swap transactions–Note 4		1,440
Prepaid expenses		22,889
		475,610,230
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		194,729
Payable for open mortgage backed dollar rolls		116,548,654
Payable for investment securities purchased		38,979,109
Liability for securities on loan–Note 1(c)		34,927,608
Unrealized depreciation on swap contracts–Note 4		266,545
Payable for shares of Common Stock redeemed		167,726
Payable to broker from swap transactions–Note 4		54,810
Outstanding options written		34,946
Accrued expenses		145,444
		191,319,571
Net Assets ($)		**284,290,659**
Composition of Net Assets ($):		
Paid-in capital		329,182,403
Accumulated undistributed investment income–net		3,730,914
Accumulated net realized gain (loss) on investments		(44,843,228)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $181,359 net unrealized appreciation on financial futures)		(3,779,430)
Net Assets ($)		**284,290,659**
Shares Outstanding		
(100 million shares of $.001 par value shares of Common Stock authorized)		21,397,823
Net Asset Value, offering and redemption price per share ($)		**13.29**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	7,380,853
Cash dividends;	
Affiliated issuers	402,708
Income from securities lending	30,352
Total Income	**7,813,913**
Expenses:	
Management fee–Note 3(a)	931,794
Shareholder servicing costs–Note 3(b)	301,468
Professional fees	26,942
Registration fees	22,309
Prospectus and shareholders' reports	17,572
Custodian fees–Note 3(b)	16,356
Directors' fees and expenses–Note 3(c)	5,598
Miscellaneous	33,612
Total Expenses	**1,355,651**
Less–reduction in management fee due to undertaking–Note 3(a)	(36,051)
Net Expenses	**1,319,600**
Investment Income–Net	**6,494,313**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(2,797,641)
Net realized gain (loss) on options transactions	(124,159)
Net realized gain (loss) on financial futures	(479,640)
Net realized gain (loss) on swap transactions	(744,313)
Net realized gain (loss) on forward currency exchange contracts	(2,938)
Net realized gain (loss)	**(4,148,691)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions, and swap transactions [including ($138,024) net unrealized (depreciation) on financial futures]	(1,600,955)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,749,646)**
Net Increase in Net Assets Resulting from Operations	**744,667**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2007 (Unaudited)	Year Ended March 31, 2007
Operations ($):		
Investment income−net	6,494,313	14,190,409
Net realized gain (loss) on investments	(4,148,691)	(996,906)
Net unrealized appreciation (depreciation) on investments	(1,600,955)	6,785,092
Net Increase (Decrease) in Net Assets Resulting from Operations	**744,667**	**19,978,595**
Dividends to Shareholders from ($):		
Investment income−net	**(7,018,849)**	**(14,736,923)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	16,180,357	16,132,089
Dividends reinvested	6,196,557	13,012,053
Cost of shares redeemed	(26,566,269)	(77,714,773)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,189,355)**	**(48,570,631)**
Total Increase (Decrease) in Net Assets	**(10,463,537)**	**(43,328,959)**
Net Assets ($):		
Beginning of Period	294,754,196	338,083,155
End of Period	**284,290,659**	**294,754,196**
Undistributed investment income−net	3,730,914	4,255,450
Capital Share Transactions (Shares):		
Shares sold	1,215,345	1,201,558
Shares issued for dividends reinvested	463,493	973,439
Shares redeemed	(1,990,657)	(5,798,835)
Net Increase (Decrease) in Shares Outstanding	**(311,819)**	**(3,623,838)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during the period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2007 (Unaudited)	Year Ended March 31,				
		2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	13.58	13.35	13.67	14.14	14.12	13.47
Investment Operations:						
Investment income–net[b]	.31	.60	.50	.47	.44	.63
Net realized and unrealized gain (loss) on investments	(.27)	.25	(.17)	(.35)	.11	.71
Total from Investment Operations	.04	.85	.33	.12	.55	1.34
Distributions:						
Dividends from investment income–net	(.33)	(.62)	(.65)	(.59)	(.53)	(.69)
Net asset value, end of period	13.29	13.58	13.35	13.67	14.14	14.12
Total Return (%)	.28[c]	6.48	2.39	.89	4.01	10.30
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[d]	.98	.92	.93	.93	.93
Ratio of net expenses to average net assets	.92[d]	.91	.82	.91	.93	.93
Ratio of net investment income to average net assets	4.66[d]	4.49	3.66	3.42	3.09	4.56
Portfolio Turnover Rate	231.11[c,e]	405.17[e]	444.62[e]	648.92[e]	803.93[e]	636.05
Net Assets, end of period ($ x 1,000)	284,291	294,754	338,083	386,064	509,354	606,960

[a] As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.04% to 3.09%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended September 30, 2007, March 31, 2007, March 31, 2006, March 31, 2005 and March 31, 2004 were 118.38%, 157.50%, 244.67%, 585.91% and 655.66%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus A Bonds Plus, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and the Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On September 28, 2007, the Board of Directors declared a cash dividend of $.051 per share from undistributed investment income-net, payable on October 1, 2007 (ex-dividend date), to shareholders of record as of the close of business on September 28, 2007.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $38,910,290 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2007. If not applied, $13,098,116 of the carryover expires in fiscal 2008, $10,726,778 expires in fiscal 2010, $2,321,537 expires in fiscal 2011, $8,440,328 expires in fiscal 2013, $911,584 expires in fiscal 2014 and $3,411,947 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2007 was as follows: ordinary income $14,736,923. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other

Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended September 30, 2007, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .65% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage commissions and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear, the amount of such excess expense. The Manager had undertaken from April 1, 2007 to June 30, 2007 to waive .05% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $36,051 during the period ended September 30, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2007, the fund was charged $85,374 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2007, the fund was charged $65,123 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2007, the fund was charged $16,356 pursuant to the custody agreement.

During the period ended September 30, 2007, the fund was charged $2,410 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $147,146, shareholder services plan fees $3,782, custodian fees $19,741, chief compliance officer fees $2,410 and transfer agency per account fees $21,650.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended September 30, 2007, amounted to $885,305,090 and $892,563,799, of which $431,819,698 in purchases and $431,906,816 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at September 30, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended September 30, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding March 31, 2007	–	–		
Contracts written	32,300,000	73,144		
Contracts terminated: Contracts closed	5,300,000	13,910	19,215	(5,305)
Contracts outstanding September 30, 2007	**27,000,000**	**59,234**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency trans-actions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward cur-rency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At September 30, 2007 the fund did not have any open forward currency exchange contracts.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at September 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,660,000	AT&T, 5.1%, 9/15/2014	JP Morgan Chase	(.49)	3/20/2017	(9,218)
1,340,000	AT&T, 5.1%, 9/15/2014	JP Morgan Chase	(.44)	3/20/2017	(2,400)
1,425,000	Autozone, 5.875%, 10/15/2012	Goldman, Sachs & Co.	(.62)	6/20/2012	(2,259)
1,400,000	Bes Finance, 4.45%, 1/19/2015	JP Morgan Chase	(.41)	9/20/2012	6,485

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
737,000	CenturyTel, 7.875%, 8/15/2012	Citibank	(1.16)	9/20/2015	(23,053)
1,570,000	CenturyTel, 7.875%, 8/15/2012	Citibank	(1.19)	9/20/2015	(52,183)
213,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	(6,523)
7,000,000	CMBS 2007-3 Index	Morgan Stanley	(.08)	2/25/2042	(42,148)
1,425,000	Dow Jones CDX.NA.IG.8 Index	Goldman, Sachs & Co.	.60	6/20/2017	(20,374)
3,123,000	Dow Jones CDX.NA.IG.9 Index	Deutsche Bank	.80	12/20/2017	(23,145)
720,000	Georgia-Pacific, 7.75%, 11/15/2029	JP Morgan Chase	1.75	6/20/2012	(32,885)
2,500,000	iTraxx Europe Series 5 Index	JP Morgan Chase	(.14)	6/20/2012	(18,532)
5,000,000	iTraxx Europe Series 5 Index	JP Morgan Chase	(.10)	6/20/2012	(59,795)
1,400,000	KBC Ifima, 4.345%, 1/28/2009	JP Morgan Chase	(.29)	9/20/2012	7,213
1,440,000	Meadwestvaco, 6.85%, 2012	JP Morgan Chase	(1.10)	6/20/2017	(3,598)
2,810,000	Rabobank Nederland, 6%, 4/15/2009	JP Morgan Chase	(.16)	9/20/2012	(2,014)
1,400,000	Royal Bank of Scotland, 5%, 12/6/2020	JP Morgan Chase	(.32)	9/20/2012	(6,365)
490,000	Turanlem Finance, 8%, 3/24/2014	UBS AG	1.15	1/20/2008	(3,366)
1,400,000	UBS AG, 3.5%, 8/27/2008	JP Morgan Chase	(.31)	9/20/2012	(4,805)
Total					**(298,965)**

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at September 30, 2007:

Notional Amount ($)	Reference Entity/Currency	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
22,582,000	USD-3 Month LIBOR	Lehman	4.83	8/31/2009	43,928
5,504,000	USD-6 Month LIBOR	Lehman	(5.23)	8/31/2017	(11,508)
Total					**32,420**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At September 30, 2007, accumulated net unrealized depreciation on investments was $3,786,322 consisting of $1,500,122 gross unrealized appreciation and $5,286,444 gross unrealized depreciation.

At September 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

**Dreyfus
A Bonds Plus, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRBDX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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